UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38817

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MainStreet Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MainStreet Bancshares, Inc.

10089 Fairfax Boulevard

Fairfax, Virginia 22030

As filed on June 23, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

MainStreet Bank 401(k) Plan

Fairfax, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MainStreet Bank 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2019 and Schedule of Assets (Held at End of Year) as of December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2019.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 23, 2020

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2019 and 2018

	2019	2018
Assets
Investments, at fair value	$11,571,052	$8,036,034
Notes receivable from participants	183,211	179,923
Contribution receivable	—	33,200
Total Assets	11,754,263	8,249,157
Net assets available for benefits	$11,754,263	$8,249,157

See Notes to Financial Statements.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2019

2019

Investment Income
Net appreciation in fair value of investments	$2,437,408
Interests and dividends	22,081
Total investment income	2,459,489
Contributions
Employer	455,936
Participants	910,517
Rollovers	297,289
1,663,742
Total additions	4,123,231
Deductions
Benefits paid to participants	(533,874)
Administrative expenses	(84,251)
Total deductions	(618,125)
Net Increase	3,505,106
Net Assets Available for Benefits, Beginning of Year	8,249,157
Net Assets Available for Benefits, End of Year	$11,754,263

See Notes to Financial Statements.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the MainStreet Bank 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan administered by MainStreet Bank (“the Bank or Plan Sponser”), a wholly-owned subsidiary of MainStreet Bancshares, Inc. (the “Company”), pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan was establashied for the benefit of substantially all full-time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 100% of eligible compensation. Employee rollover and employee Roth contributions are also permitted. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Company makes safe harbor matching contributions of 100% of employees’ salary deferral amounts up to 3% of employees’ eligible compensation and 50% of employees’ salary deferral amounts on the next 2% of employees’ eligible compensation. Matching contributions are calculated on the employee’s pay and 401(k) elective deferrals for that payroll period.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings (based upon each participant’s investment elections) and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Company. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in both their own contributions and the portion contributed by the Company, plus actual earnings thereon. The Plan has no forfeitures since participants are vested 100% on their initial day of enrollment.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds. Participants may choose to have any of their contributions (other than rollover contributions) and the contributions made by the Company invested in our company stock. Participants may change their investment options daily. The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.

Notes Receivable from Participants

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant with sufficient collateral. The participants vested account balance will serve as the collateral for the loan. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years, except for loans for the purchase of a principal residence. Interest on the loans is charged at similar rates available from commercial lending institutions.

Payment of Benefits

If the vested account, excluding rollover contributions, is $5,000 or less, the participants vested account will be paid in a single sum. If the vested account, excluding rollover contributions, is greater than $5,000, payment will be made under any of the options available under the plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor. Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds and Pooled Separate Accounts: Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Investments in common trust funds valued at NAV as a practical expedient can generally be redeemed daily.

Employer Common Stock: Valued at the closing price reported on the active market on which the Employer Common Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019 and 2018:

	Net Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$6,335,331	$—	$—	$6,335,331
Mutual Funds	839,990	—	—	839,990
Total Investments Measured at Fair Value	$7,175,321	$—	$—	7,175,321
Investments Measured at Net Asset Value (A)
Common Trust Funds				4,366,362
Pooled Separate Accounts				29,369
				$11,571,052

	Net Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Employer Common Stock	$4,530,332	$—	$—	$4,530,332
Mutual Funds	730,527	—	—	730,527
Total Investments Measured at Fair Value	$5,260,859	$—	$—	5,260,859
Investments Measured at Net Asset Value (A)
Common Trust Funds				2,768,475
Pooled Separate Accounts				6,700
				$8,036,034

(A)

The investment measured at fair value using the net asset value per share (or its equivalent) practical expedient has not been classified in the fair value hierarchy. The fair value amount included above is intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

There have been no significant changes in the valuation techniques during the year ended December 31, 2019. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Note 4. Investments

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $2,437,408 during the Plan year ended December 31, 2019.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) stating that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions.

Note 7. Party-in-Interest Transactions

The Plan allows funds to be invested in the common stock of the Company, the parent company of the Plan Sponsor. Therefore, the Company is a party-in interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the employer common stock is based on quotes from an active market.

The Plan’s investments are held in a trust account administered by Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company. Active participants can purchase the common stock of the Company. At December 31, 2019 and 2018, participants held 275,449 and 265,553 shares, respectively.

Principal Trust Company provides certain administrative services to the Plan pursuant to an agreement between the Plan and Principal Trust Company. The expenses that can be paid from the participant’s account have to meet certain requirements and must be paid from all accounts in a fair manner. The participant’s share of these plan expenses is paid by a portion of the investment management fees and other expenses that apply to each specific investment in your account.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9. Reconciliation to Form 5500:

Financial information reported on the 2019 and 2018 Form 5500, Annual Return/Report of Employee Benefit Plans, differs from the Plan’s financial statements as follows:

	2019		2018
	Net Assets Available for Benefits	Net Increase (Decrease) in Net Assets Available for Benefits	Net Assets Available for Benefits
As reported on Form 5500	$11,754,263	$3,538,306	$8,215,957
Contributions receivable	—	(33,200)	33,200
As reported on the financial statements	$11,754,263	$3,505,106	$8,249,157

Note 10. Prohibited Transactions

During the Plan year ended December 31, 2019, the Company failed to remit employee deferrals within the period prescribed by the Department of Labor regulations to the Plan aggregating $326,138.  The Company estimated the amount of corrective payments and lost earnings due to this error and determined the amount is immaterial.  The Company corrected this error during 2019.

Note 11. Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including estimates inherent in the process of preparing the financial statements, and (2) no recognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date.

As a result of the spread of COVID-19 coronavirus, economic uncertainties have arisen which have resulted in significant volatility in the investment markets, resulting in a substantial decline in the value of the investments. The duration of these uncertainties and the ultimate financial effects cannot be reasonably estimated at this time.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Schedule of Delinquent Participant Contributions

Form 5500, Schedule H, Part IV, Line 4a

EIN 47-0914596 Plan No. 8-11744

Year Ended December 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitutes Non-exempt Prohibited Transactions
Year	Contributions Not Corrected	Contributions Corrected Outside of VFCP
2017	—	$24,750
2018	—	24,500
2019	—	276,888
Total	—	$326,138

Participant contributions were inadvertently not remitted timely during the year ended December 31, 2019. The Plan made all corrections in 2019.

MainStreet Bancshares, Inc

MainStreet Bank 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 47-0914596 Plan No. 8-11744

December 31, 2019

Identity of Issuer	Interest Rate	Value

Common Stock
MainStreet Bancshares, Incorporated*		$6,335,331

Mutual Funds
American Beacon Small Cap Value R6 Fund		48,340
American Century Mid-Cap Value R6 Fund		33,312
American Funds American Balanced R6 Fund		102,381
American Funds American Mutual R6 Fund		6,140
American Funds Capital World Growth and Income R6 Fund		35,260
American Funds EuroPacific Growth R6 Fund		91,283
American Funds Fundamental Investor R6 Fund		49,800
American Funds Growth Fund of America R6 Fund		63,246
American Funds New Economy R6 Fund		44,390
American Funds New World R6 Fund		83,820
American Funds SMALLCAP World R6 Fund		84,191
American Funds Washington Mutual Investors R6 Fund		8,698
BlackRock Global Allocation K Fund		653
BlackRock High Yield Bond K Fund		18,821
Columbia Select Small Cap Value I3 Fund		30,826
Delaware Diversified Income R6 Fund		14,821
Fidelity Advisor New Insights Z Fund		18,920
PIMCO Income Institutional Fund		1,912
Principal Fixed Income Guaranteed Option		3,863
T. Rowe Price Blue Chip Growth I Fund		94,885
Templeton Global Bond R6 Fund		4,428
		839,990
Common Trust Funds
Principal LifeTime Hybrid 2010 CIT Z		155,328
Principal LifeTime Hybrid 2015 CIT Z		260,050
Principal LifeTime Hybrid 2020 CIT Z		95,003
Principal LifeTime Hybrid 2025 CIT Z		800,579
Principal LifeTime Hybrid 2030 CIT Z		571,817
Principal LifeTime Hybrid 2035 CIT Z		787,306
Principal LifeTime Hybrid 2040 CIT Z		517,125
Principal LifeTime Hybrid 2045 CIT Z		467,853
Principal LifeTime Hybrid 2050 CIT Z		431,280
Principal LifeTime Hybrid 2055 CIT Z		213,564
Principal LifeTime Hybrid 2060 CIT Z		37,279
Principal LifeTime Hybrid 2065 CIT Z		29,178
		4,366,362
Pooled Separate Account
Principal Real Estate Securities Separate Account-Z		26,357
Principal Government & High Quality Bond Separate Acct-Z		3,012
		29,369

Notes Receivable from Participants with various maturity
dates through 2049	5.25% - 7.50%	183,211
Total Assets Held for Investment		$11,754,263

*Denotes a party-in-interest to the Plan

SIGNATURES

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MainStreet Bank 401(k) Plan

Date: June 23, 2020	By:	/s/ Thomas J. Chmelik
Name: Thomas J. Chmelik
Title: Plan Administrator

Exhibit Index

Exhibit Number	Description
23.0	Consent of Independent Registered Public Accounting Firm